Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Financial and Operating Results for Q3, 2009;
Silver Production Up 6%, Cash Costs Down 46% Compared to Q3, 2008

Vancouver, Canada – November 10, 2009 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (EXK: NYSE-Amex, EJD: DB-Frankfurt, EDR: TSX, EDR.WT: TSX) announced today its financial and operating results and unaudited financial statements for the Third Quarter, 2009.  Endeavour owns and operates two high-grade, underground, silver-gold mines in Mexico, the Guanacevi Mines in Durango State and the Guanajuato Mines in Guanajuato State.

The financial results are expressed in US dollars (“US$”) and are based on Canadian generally accepted accounting practices (Canadian “GAAP”).  For a more detailed review, shareholders are referred to the Third Quarter, 2009 Financial Statements – http://www.edrsilver.com/s/FinancialStatements.asp and Management Discussion and Analysis (“MD&A”) posted on the Company’s website, http://www.edrsilver.com/s/MDA.asp.

Third Quarter, 2009 Highlights (Compared to Q3, 2008)

•	Silver production climbed 6% to 661,903 ounces (oz)

•	Gold production jumped 46% to 3,604 oz

•	Silver and equivalent production rose 14% to 878,143 oz (60:1 silver: gold ratio, no base metals)

•	Mineral sales declined 8% to $9.8 million, but finished goods increased to $9.1 million

•	Mine operating cash-flow increased 11% to $3.3 million

•	Cash costs fell 46% to $5.20 per oz silver produced (net of gold credits)

•	2009 Capital investments 71% complete, several mine and plant projects finished on time and budget, new high grade ore zones accessed for mining at Porvenir Dos and Bolanitos

•	2009 Exploration expenditures 65% complete, discovered new high grade mineralized zone on Porvenir Cuatro, exploration budget increased by 45% to $2.65 million, 7 drills now working

•	Guanajuato mine rescue team won 3rd place for First Aid Practice in Mexico’s National Mine Rescue Competition, even though it was their first competition

Bradford Cooke, Chairman and CEO, commented, “Endeavour posted yet another strong quarter of growing silver and gold production, rising mine operating cash-flow and falling cash costs in Q3, 2009.   I would like to congratulate our operations team for driving our cash costs down 46% year-on-year and 25% quarter-on-quarter, thanks in part to higher ore grades and metal recoveries at both mining operations. As a result, our cash flow from operations is now positive and growing quarter on quarter. ”

“We also enjoyed exploration success in Q3, 2009 with the discovery of a new high grade mineralized zone on the recently acquired Porvenir Cuatro property, located only three kilometres from the Porvenir mine.  As a result, the 2009 exploration budget has been expanded by 45% and we now have seven drills working, four on exploration projects and three defining the ore limits at the two mining operations.”

“Management is optimistic Q4, 2009 will be another record quarter for growing production, rising cash-flows and falling cash costs now that the bulk of our 2009 capital programs are complete or nearing completion.  We remain focused on unfolding the full organic growth potential of our two core operating assets in Mexico, as well as making some key acquisitions to further augment our future growth profile.”

To view a video of Chairman Bradford Cooke and his commentary on these results, click here: http://www.youtube.com/watch?v=mquTmZ3U1Yk

Financial Results (see Consolidated Statement of Operations)

Mineral Sales declined 8% to $9.8 million in Q3, 2009 (Q3, 2008 - $10.6 million) as the Company sold 525,191 silver oz and 2,334 gold oz at average realized prices of $14.34 and $969 respectively. Costs of Sales were down 16% to $6.5 million (Q3, 2008 - $7.6 million) primarily due to higher production being offset by the depreciation of the Mexican peso.  Finished goods for silver rose by 51% to 384,343 oz and for gold escalated by 80% to 2,782 oz as the Company chose to optimize revenues given the rising price trends of silver and gold.

Mine Operating Cash Flows increased 10% to $3.3 million (Q3, 2008 - $3.0 million); and Mine Operating Earnings rose to $1.3 million (Q3, 2008 – $0.4 million).  The Company realized a 76% lower Operating Loss of $1.1 million (Q3, 2008 - $4.6 million), primarily due to higher Mine Operating Cash Flows and lower exploration expenses and administrative expenses.  The Loss Before Taxes decreased similarly by 76% to $1.7 million (Q3, 2008 - $7.0 million) as in the prior year, the Company incurred a loss on marketable securities and an impairment of asset backed commercial paper. The Company incurred an 80% lower Net Loss in Q3, 2009 of $1.5 million (Q3, 2008 - $7.4 million).

Cash costs fell 46% to $5.20 per oz silver produced in Q3, 2009 (Q3, 2008 - $9.55 per oz) thanks to higher plant throughputs at Guanajuato, higher ore grades and metal recoveries at both Guanacevi and Guanajuato, the depreciation of the Mexican peso, and significantly increased gold production and gold prices. Endeavour reports its cash operating costs according to the Gold Institute cash cost reporting guidelines so they include offsite costs such as transportation, smelting and refining costs, net of by-product credits.

The Company made capital investments totalling $4.8 million in property, plant and equipment during the Third Quarter, 2009.  The main focus of the capital programs was the construction of pump stations and related infrastructure at North Porvenir and Santa Cruz in Guanacevi; accelerated mine development at North Porvenir, Porvenir Dos and Alex Breccia in Guanacevi and Lucero, Bolanitos and Cebada in Guanajuato; expansion of the 2009 tailing pond at the Guanacevi plant; and installation of a new cone crusher at the Guanajuato plant. Approximately $3.5 million was spent at Guanacevi, including $2.9 million on mine development, $0.5 million on equipment and $0.1 million on office equipment.  Some $1.3 million was spent at Guanajuato, including $1.0 million on mine development and $0.3 million on equipment.

At September 30, 2009, the Company held cash and cash equivalents of $3.3 million and working capital totalled $12.0 million. Subsequent to quarter end, the Company completed a prospectus financing and a private placement for total gross proceeds of CAD$22.4 million.

Operating Results (see Consolidated Table of Operations)

Silver production in Q3, 2009 climbed 6% to 661,903 oz and gold production jumped 46% to 3,604 oz compared to Q3, 2008 thanks to higher plant throughput and silver grades at Guanajuato, higher gold grades at both Guanacevi and Guanajuato, and higher silver and gold recoveries at Guanacevi. As a result, silver and equivalent production rose 14% to 878,143 oz (60:1 silver: gold ratio, no base metals) year-on-year.

Plant throughputs in Q3, 2009 totalled 93,276 tonnes, down 4% compared to Q3, 2008 due to the re-allocation of men and equipment at Guanacevi from ore production to mine development and capital projects, and several unexpected outages on the local power grid. Guanacevi averaged 596 tonnes per day (tpd) and Guanajuato averaged 485 tpd (based on a 6 day work week) in Q3, 2009. Silver grades averaged 271 grams per tonne (gpt) silver (7.9 oz per ton), comparable to Q3, 2008 but gold grades averaged 1.42 gpt gold (0.04 oz per ton), some 53% higher than Q3, 2008 as a result of higher gold grades at both Guanacevi and Guanajuato and higher plant throughput at Guanajuato.  Silver recoveries in Q3, 2009 rose 6% to 79.6%, reflecting improved plant performance at Guanacevi and gold recoveries remained constant compared to Q3, 2008 at 84.6%.

Several capital projects were completed on time and budget during the Third Quarter, 2009 including construction of the North Porvenir access ramp, ventilation raise, vent bagging, and electrical substation; and Porvenir Dos access ramp; and a new cone crusher at the Guanajuato plant.  The Porvenir pump station is now operating and will be completed by year end. The Alex Breccia access ramp was also completed but production was subsequently halted in favour of focusing men and equipment on the higher grade ores at Porvenir Dos. The Santa Cruz access ramp work was also halted to allow for the construction of its pump station and related infrastructure (now 30% complete).  A total of 3,232 meters (m) of mine development was completed during the quarter, 1,930 m at Guanacevi and 1,302 m at Guanajuato.

Recent mine development along the Bolanitos vein in Guanajuato has opened up a new zone 55 m long averaging 3.7 m wide and grading 219 gpt Ag and 4.25 gpt Au.  This area was outlined by the 2008 exploration drilling program and drill hole intercepts indicate that the zone should continue for at least another 50 m, still open along strike and down dip.

Recent mine development at Porvenir Dos in Guanacevi has opened up ore on two levels, averaging 2.68 m wide and grading 416 gpt Ag and 0.75 gpt Au on the 3401 level over a length of 213 m and averaging 2.28 m wide at grades of 501 gpt Ag and 0.86 gpt Au over a length of 185 m on the second level (3402).

During Q3, 2009, Endeavour reported the discovery of a new high grade mineralized zone on the recently acquired Porvenir Cuatro property, located only three kilometres from the Porvenir mine. Drilling highlights include 713 gpt silver and 3.85 gpt gold over a 5.67 m true width in hole PC50-2, including 3,250 gpt silver and 39.7 gpt gold over 0.31 m true width.

As a result, management has increased the 2009 exploration budget by 45% and the Company now has seven drill rigs working, four on exploration projects and three defining the ore limits at the two mining operations.  Drill permits were recently received for the Guanajuato exploration program and drilling is now underway to test for extensions of the Lucero, Bolanitos and other veins.

Q4, 2009 Outlook

Endeavour management is optimistic that production and cash flow will continue to rise and cash costs will continue to fall in Q4, 2009, barring any unforeseen circumstances. Planning and design work is now underway for the 2010 mine plans and capital programs to facilitate next year’s plans.

Guanacevi currently draws 80% of its ore production from the Porvenir Mine, although Porvenir Dos production continues to grow as the ramp advances and new levels are accessed. The recent use of a portable jaw crushing circuit at the Guanacevi plant is intended to augment current production capacity until the permanent expanded crushing circuit is completed in 2010. Work should re-commence on the Santa Cruz ramp in Q4, 2009 to allow for ore development starting in Q1, 2010 so that three mines can feed the Guanacevi plant in 2010.

At Guanajuato, the Lucero vein continues to contribute 60% of the ore production with the balance coming from Cebada and Bolanitos.  With the recent expansion of the Guanajuato plant capacity to 600 tpd through the installation of a new cone crusher, production is expected to climb with the development of the new ore zone on the Bolanitos vein.  However, plant capacity is not expected to be achieved until new mine equipment arrives in Q1, 2010.

The Phase 2 expanded exploration program for 2009 is now well underway.  It includes an additional 6000 meters of core drilling in 20 drill holes on the northern continuation of the Santa Cruz vein on the Porvenir Cuatro properties north of the operating Porvenir mine and 3000 meters of core drilling in 10 drill holes to target extensions of several veins, mantos and stock-works in the San Pedro area of Guanacevi.  In Guanajuato, proposed drilling will aim to extend the Bolanitos, San Jose and Lucero veins to the south where they still remain open. Mapping and sampling along the Veta Madre northwest of Endeavour's Cebada mine discovered a new zone of alteration with coincident gold and silver geochemical anomalies. This new discovery possibly represents another ore-shoot on the Veta Madre which has never been drilled.

Godfrey Walton, M.Sc., P. Geo., the President and COO for Endeavour, is the Qualified Person who reviewed this news release and oversaw the mining operations.  Barry Devlin, M.Sc., P. Geo., the Vice President of Exploration for Endeavour, is the Qualified Person who reviewed this news release and supervised the exploration programs.

Q3, 2009 Conference Call at 10:30 am PST, Thursday, November 12, 2009

A conference call to discuss the results will be held at 1:30 PM Eastern Standard Time (10:30 AM Pacific Standard Time) on Thursday, November 12, 2009. To participate in the conference call, please dial the following:

• 800-396-7098  Canada and USA (Toll-free)
• 416-695-7848  Toronto area/International callers
• No pass-code is necessary

A replay of the conference call will be available for the week following the call by dialling 1-800-408-3053 in Canada & USA (Toll-free) or 416-695-5800  in the Toronto area. The required pass-code is 3238212. A podcast and a simultaneous webcast of the conference call will be posted on the home page of the company's website, www.edrsilver.com.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of aggressive silver production and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2009, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.